January 27, 2025

James E. Kras
Chief Executive Officer and President
Edible Garden AG Inc
283 County Road 519
Belvidere, NJ 07823

       Re: Edible Garden AG Inc
           Registration Statement on Form S-3
           Filed January 21, 2025
           File No. 333-284360
Dear James E. Kras:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Alexander R. McClean, Esq.